Exhibit 12.1

APPIAN CORPORATION AND SUBSIDIARIES

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2018	2017	2017	2016	2015
Earnings available for fixed charges:
Loss before income taxes	$(10,932)	$(14,283)	$(20,274)	$(17,553)	$(30,246)	$(14,144)	$(6,609)
Fixed charges	681	1,121	1,333	1,895	3,010	2,678	1,336

Total earnings available for fixed charges	$(10,251)	$(13,162)	$(18,941)	$(15,658)	$(27,236)	$(11,466)	$(5,273)
Fixed charges:
Interest expense (1)	55	581	67	837	857	982	188
Estimated interest component of rent expense	626	540	1,266	1,058	2,153	1,696	1,148

Total fixed charges	$681	$1,121	$1,333	$1,895	$3,010	$2,678	$1,336
Ratio of earnings to fixed charges (2)	-	-	-	-	-	-	-

(1)            Interest expense includes amortization of debt-related expenses.

(2)            Earnings in the three and six months ended June 30, 2018 were insufficient to cover fixed charges by $10.9 million and $20.3 million, respectively. Earnings in the three and six months ended June 30, 2017 were insufficient to cover fixed charges by $14.3 million and $17.6 million, respectively. Earnings in the years ended December 31, 2017, 2016, and 2015 were insufficient to cover fixed charges by $30.2 million, $14.1 million, and $6.6 million, respectively.